The Fresh Market, Inc.

Registration Statement on Form S-1

File No. 333-173005

April 26, 2011

Dear Mr. Owings:

The Fresh Market, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (File No. 333-173005) (the “Registration Statement”). This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated April 25, 2011 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 2, and four copies that are marked to show changes from the originally filed Registration Statement are enclosed for your convenience with three By-Hand copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

FORM S-1

Part II.

Exhibits, page 3

1.	We note that footnotes (1), (4) and (8) reference a March 22, 2011 filing date. The correct filing date is March 23, 2011. Please revise.

The Company acknowledges the Staff’s comment and has revised the filing date to March 23, 2011 for footnote (4), which is now footnote (5) in Amendment No. 2. The Company respectfully submits that footnotes (1) and (8), which are now footnotes (2) and (9) in Amendment No. 2, currently refer to the correct filing date. EDGAR states that the filing date for the Annual Report on Form 10-K, referenced in the above-named footnotes (1) and (8), is March 22, 2011.

Undertakings, page 5

2.	We note your response to comment four in our letter dated April 12, 2011. Rule 430A only applies to very specific omissions like the public offering price, delivery dates and underwriting discounts that can be added by supplement later. If you supplement with other non-material information not specifically set forth in Rule 430A, you are required to use Rule 430C. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. Also See C&DI Question 229.01 (Securities Act Rules).

The Company acknowledges the Staff’s comment and has included the required undertaking in Amendment No. 2.

Please contact the undersigned at (212) 474-1019 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Michael Saliba

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

BY FED EX

Copy with enclosures to:

Mr. Scott Anderegg

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

BY FED EX

Mr. Scott Duggan

The Fresh Market, Inc.

628 Green Valley Road, Suite 500

Greensboro, NC 27408

BY FED EX